                                                Ryan's Family Steak Houses, Inc.


                                    [PHOTO]


                                 WE'RE COOKIN'

                                                              2001 Annual Report


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                                    [PHOTO]


TABLE OF CONTENTS

         1        Corporate Profile

         2-3      Letter To Our Stockholders

         4-5      Financial Highlights -- Store Locations

         6-11     Management's Discussion and Analysis

         12-23    Financials

         24       Directors -- Officers

         25       Corporate Information


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                                                                          page 1


                             Ryan's Family Steak Houses, Inc. 2001 Annual Report


CORPORATE PROFILE



What's cookin'? At Ryan's Family Steak Houses, Inc. it's always something good. Something good for busy families. Something good for Ryan's team members. And something good for communities and shareholders.

With 313 company-owned and 23 franchised restaurants in 23 states, Ryan's serves up a "Steaks, Buffet and Bakery" concept that has produced same-store sales gains for 15 of the last 16 quarters. In 2001, stores converted to our new Display Cooking format rang up first-year average sales gains of 15%. Relocated stores boosted their sales by more than 60%. New units averaged $3.5 million in sales, compared to the previous record of $3.1 million set in 2000.

Want to know more about the 2001 successes of the company whose common stock trades on The Nasdaq Stock Market(R) under the symbol RYAN? Turn the page and help yourself!


"Last year was definitely a banner year for Ryan's. We set new records for total sales, net earnings and earnings per share. We expanded the Ryan's concept into new areas, and our new stores achieved record sales levels. Our stock price increased 118% in 2001, hitting a new all-time high of $23.22,as investors appreciated our consistent sales and earnings growth in the past and looked forward to continued growth in the future. In 2002 we will strive to take the record successes of 2001 to new levels. We expect to enjoy continued sales gains in 2002 as we expand our Display Cooking format and see the impact from Ryan's Leadership 2004, a new leadership training program that will help keep Ryan's at the top of its game. The cost outlook for 2002 is also favorable. We are very excited about the many opportunities at Ryan's and believe that we can produce great things for our customers, team members and shareholders."



                                       - Charles D. Way
                                         Chairman, President and
                                         Chief Executive Officer


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page 2


                                    [PHOTO]


TO OUR STOCKHOLDERS



In 2001, Ryan's was baking, stirring, frying and sizzling. Our ovens were on, our grills were hot, and we were cookin' on all burners. Total sales, net earnings and earnings per share all jumped to their highest levels in our company's history. Notable 2001 corporate milestones included:

         -        Record sales of $745.2 million ($704.6 million in 2000)

         -        Record net earnings of $45 million ($42 million in 2000)

         -        Record earnings per share of $1.42 ($1.27 in 2000)

         -        Record new store average unit sales of $3.5 million

         -        Stock price increase of 118% to a new all-time high

Our success in 2001 was fueled by the increasing popularity of Display Cooking, an innovative format that has put grilled steaks, sizzling stir-fry and just-baked pizza front and center in 19% of our stores. We moved into a new state and added stores in existing markets to take advantage of evolving demographic trends. The number of stores in our Operating Partner program grew to 180, well on the way to our goal of implementing it into two-thirds of our restaurants. We rolled out our Leadership 2004 program to all top managers, and our share repurchase program continued to increase share-holder value. In 2001, we were particularly proud of our team members and loyal customers who organized grass-roots relief efforts to help grieving Americans rebuild their lives after September 11.

Throughout a record-setting year, Ryan's proved to be a place of warmth and community pride, where people came together with family and friends and helped themselves to delicious, high-quality food at family-friendly prices. Same-store sales rose 2.3%, and sales records on both Mother's Day and Father's Day proved that Ryan's continues to be the perfect place to celebrate the most important people in your life.


Adding More Sizzle To Our Steak

When you see the big stone grill at our newest restaurants, you feel like you're walking into a high-country lodge nestled in a stand of tall evergreens. Our growing number of Display Cooking stores feature a more inviting foyer and Express Service with streamlined ordering. Customers can take their plates right up to the cook and get juicy steaks, chops, chicken or other sizzling entrees hot off the grill, cooked just the way they like them. The grill area includes a carving station, wok and pizza ovens to provide even more freshly cooked and carved choices. And customers enjoy it all along with Ryan's traditional MegaBar((R)) Buffet and Bakery for one price.

First-year sales increases at restaurants converted to Display Cooking were in the 15% range in 2001. That number becomes even more impressive when you consider that all new and converted stores are open six days per week, instead of the typical seven. By the end of 2002, Ryan's expects to raise numbers of restaurants with Display Cooking from 19% to 35%. The total is expected to include 17 to 19 store openings, including five or six relocations, and 30 to 40 conversions of existing restaurants.


Blazing New Territory

In 2001, Ryan's moved into its 23rd state--Maryland. Chain-wide, we opened 11 new Display Cooking restaurants and completed five relocations during the year. Relocations enable us to position ourselves in locations where high concentrations of retail choices give customers more to see and do.

In the restaurant industry, sales in new stores tend to drop off significantly after the initial "honeymoon" period. Display Cooking has helped Ryan's welcome a new trend. In 2001, new stores retained over 92% of their sales in the post-honeymoon period, our best retention in more than a decade.


Keeping Hot Stores Cookin'

Store manager retention in 2001 reached 75%, our best retention rate in 15 years. Ryan's Leadership 2004 program was rolled out to all top managers, offering insightful leadership and training sessions with extensive follow-up for participants. A company-wide salary increase in April 2001 for top-level store managers and our record stock price contributed to our success in retaining the industry's best and brightest managers. We also continued to be committed to the kind of quality of life issues that are important to our managers. As we move toward six-day operating schedules


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                                                                          page 3


                             Ryan's Family Steak Houses, Inc. 2001 Annual Report


in additional stores, more managers are enjoying five-day workweeks.

Our highly successful Operating Partner program is now in its 5th year. To become an Operating Partner, an individual manager invests $10,000 in Ryan's stock and commits to staying at the same store for five years. The "ownership attitude" of an Operating Partner is reflected in every measure of store performance, resulting in higher bonus levels for Operating Partners. Customers enjoy better service. Team members enjoy greater job satisfaction. And higher profits please shareholders.

"Customers really love our new Display Cooking format. First-year sales gains for converted stores are averaging 15%. At the end of 2001, we had 60 Display Cooking stores. With new stores, relocations and conversions, we expect to have 114 Display Cooking stores by the end of 2002."


Heating Up Shareholder Value

In 2001, the share repurchase program we began in 1996 continued to have a very positive effect. Lifetime share repurchases reached approximately 25.3 million shares, at an average of $9.65 per share. The plan authorizes the repurchase of 30 million shares, giving more opportunities to increase shareholder value in the future. In 2001, Ryan's stock price hit an all-time record. The Company's closing stock price more than doubled from $9.56 to $20.80.


Sharing Warmth With Relief Efforts

2001 was truly the best of times and the worst of times. But even in the worst of times, Ryan's communities were at their best.

Following the September 11 terrorist attacks, team members and customers of Ryan's joined their hands and their hearts in a spontaneous grass-roots effort to raise money for relief efforts. Nearly $15,000 was raised from Ryan's team members in the corporate office, with another $45,000 donated from a dozen individual stores. From helping to raise $30,000 in one-day in Texas to making patriotic ribbons and posting prayers, our communities showed their immense capability for caring, and our people made us proud.

As we look further into 2002, we believe that same-store sales at Ryan's Family Steak Houses will be driven by our Display Cooking program and could very well maintain gains of 2-3%. Our Display Cooking conversion program should last for another three to five years, resulting in significant revenue and profit improvements in years to come. Food costs and interest rates should continue to be favorable in 2002, and the impact of last year's salary increase for top-level managers will cease to impact quarterly comparisons after the first quarter. We look forward to continued improvements in store-level operations, product innovation, store manager retention and a commitment to set ourselves further apart in an industry that offers great promise for us all.

Thank you for your support of Ryan's now and in the future.

Sincerely,



/s/ Charles D. Way

Charles D. Way
Chairman, President and Chief Executive Officer
March 6, 2002


                                    [PHOTO]


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page 4


                                    [PHOTO]


PUTTING ON QUITE A DISPLAY


Ryan's four principal indicators reflected another record year in 2001. With our new Display Cooking format going strong in 60 stores, sales, net earnings and earnings per share all topped the charts. At year's end, there were 313 company-owned stores and 23 franchised locations.


                                    [GRAPH]


                                Restaurant Sales
                            (in millions of dollars)


                                    [GRAPH]


                               Earnings Per Share
                               (diluted; in cents)


                                    [GRAPH]


                                  Net Earnings
                            (in millions of dollars)


                                    [GRAPH]


                          Restaurants Open at Year-End
                        [ ] Company-owned [ ] Franchised


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                                                                          page 5


                             Ryan's Family Steak Houses, Inc. 2001 Annual Report


CARVING OUR WAY


Ryan's came to Maryland in 2001, and we continued to slice bigger pieces of business in existing markets from Texas to Pennsylvania and Florida to Iowa.


                                     [MAP]


336 TOTAL
(313 Company-owned; 23 Franchised)

Alabama - 19
Arkansas - 9
Florida - 26
 (3 Company-Owned;
 23 Franchised)
Georgia - 39
Illinois - 8
Indiana - 16
Iowa - 4
Kansas - 3
Kentucky - 13
Louisiana - 22
Maryland - 1
Michigan - 9
Mississippi - 11
Missouri - 17
North Carolina - 23
Ohio - 17
Oklahoma - 4
Pennsylvania - 2
South Carolina - 31
Tennessee - 24
Texas - 25
Virginia - 9
West Virginia - 4

                       "In 2001, Ryan's responded to new
                 opportunities and changing market demographics
                        by constructing 11 new units and
                  completing five relocations. We designed and
                    developed a new prototype store with an
                 attractive lodge look that includes log siding
                   and stone, providing the perfect showcase
                      for our new Display Cooking format."


                                       - Morgan A. Graham
                                         Vice President-Construction


                                    [PHOTO]


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page 6


MANAGEMENT'S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations


Shown for the years indicated are (i) items in the consolidated statements of earnings as a percentage of restaurant sales, (ii) the number of restaurants open at the end of each year, and (iii) the percentage change between years.


                                    [PHOTO]


                                                                  Percentage of Restaurant Sales            Percentage Change
                                                                --------------------------------       -----------------------
                                                                 2001          2000         1999       2001/2000     2000/1999
------------------------------------------------------------------------------------------------------------------------------
Restaurant sales                                                100.0%        100.0        100.0          5.8%          6.0
------------------------------------------------------------------------------------------------------------------------------
Operating expenses
Food and beverage                                                36.4          37.4         38.2          2.7           3.8
Payroll and benefits                                             30.5          30.1         29.6          7.0           7.8
Depreciation                                                      4.1           3.9          4.0          9.3           4.6
Other operating expenses                                         13.5          12.8         12.5         12.6           8.7
------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                         84.5          84.2         84.3          6.1           6.0
------------------------------------------------------------------------------------------------------------------------------
Operating profit                                                 15.5          15.8         15.7          4.1           6.2
------------------------------------------------------------------------------------------------------------------------------
General and administrative expenses                               5.0           4.9          5.0          7.8           5.0
Interest expense                                                  1.6           2.0          1.2        (16.0)         74.1
Revenues from franchised restaurants                             (0.2)         (0.2)        (0.2)         9.4           0.3
Other income, net                                                (0.3)         (0.2)        (0.3)        17.0          29.3
------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                      9.4           9.3         10.0          6.9          (0.8)
Income taxes                                                      3.4           3.3          3.7          6.3          (3.6)
------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                      6.0%          6.0          6.3          7.3%          0.9
==============================================================================================================================

                                                                 Restaurants Open at End of Year      Percentage Change
------------------------------------------------------------------------------------------------------------------------------
Company-owned                                                     313         301         289         4.0%         4.2
Franchised                                                         23          23          23          --           --
------------------------------------------------------------------------------------------------------------------------------
Total                                                             336         324         312         3.7%         3.8
==============================================================================================================================


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                                                                          page 7


                             Ryan's Family Steak Houses, Inc. 2001 Annual Report


                      "Many factors have contributed to our
                     high manager retention rate. Last year
                    we implemented a substantial base salary
                     increase for our top managers, improved
                    work schedules for all unit managers, and
                  provided significant leadership training. We
               are now reaping the benefits of those initiatives.
                   In addition, our Operating Partner program
                     has extensively improved all aspects of
                   unit performance including unit management
                  retention. The leadership being displayed in
                our Operating Partner units is exceptional, and
                    the expansion of this Program is exciting
                   for our short-term and long-term success."


                                       -  Randy Hart
                                          Vice President-Human Resources


RESULTS OF OPERATIONS

2001 Compared to 2000

Total restaurant sales increased by $40.6 million, or 5.8%,to $745.2 million in 2001 from $704.6 million in 2000. Sales from restaurants opened in 2001 and 2000 accounted for approximately $40.9 million of the increase. All new restaurants in 2001 were opened with Ryan's Display Cooking format (see "Liquidity and Capital Resources"), achieving record first-year annualized sales volumes that averaged $3.5 million per restaurant. The higher 2001 sales were further impacted by a 2.3% increase in same-store sales. In computing same-store sales, the Company averages weekly sales for those units operating for at least 18 months. The sales gains in 2001 from new restaurant sales and same-store sales were partially offset by the loss of an additional week in 2000. In accordance with the Company's accounting policies, the 2001 reporting period consisted of 52 weeks compared to a 53-week period in 2000. Sales during the additional, or 53rd, week in 2000 amounted to approximately $12.4 million.

During 2001, the Company opened 11 new and relocated five Ryan's restaurants. Management defines a relocation as a restaurant opened within 12 months after the closing of another restaurant in the same marketing area. A relocation generally results in an opening and a closing in the same year. However, one restaurant that was closed during 2000 for relocation reopened in early 2001. Accordingly, at the end of 2001 and 2000,the Company owned and operated 313 and 301 restaurants, respectively.

Total operating expenses increased 6.1% to $629.6 million in 2001 from $593.6 million in 2000. Such costs, as a percentage of sales, were 84.5% for 2001 and 84.2% for 2000. Thus, the Company's operating margins at the restaurant level were 15.5% and 15.8% of sales in 2001 and 2000, respectively.

Food and beverage costs decreased to 36.4% of sales in 2001 from 37.4% in 2000 resulting from menu price increases and lower beef, vegetable and soybean oil prices, partially offset by higher pork and dairy costs. Payroll and benefits increased to 30.5% of sales in 2001 from 30.1% of sales in 2000 due to higher store management wages and team member medical insurance costs, partially offset by lower hourly payroll costs resulting from 2001's higher average unit sales. All other operating costs, including depreciation, increased to 17.6% of sales in 2001 compared to 16.7% of sales in 2000 due to higher natural gas and store closing costs. Store closing costs are generally incurred due to losses resulting from the sale of restaurants closed in connection with the Company's relocation program. In 2001, these costs included approximately $1.2 million of additional depreciation charges associated with the closing of a leased property in January 2002.

General and administrative expenses amounted to 5.0% of sales in 2001 and 4.9% in 2000. Higher performance-based bonuses and franchise taxes in 2001 were substantially offset by lower professional fees.

Interest expense amounted to $11.7 million in 2001 (1.6% of sales) compared to $13.9 million in 2000 (2.0% of sales). The decrease resulted from a decrease in the Company's effective average interest rate to 7.2% in 2001 from 8.2% in


                                    [PHOTO]


                                    [PHOTO]


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page 8

                                     [PHOTO]

2000. Management expects a further decrease in the effective rate during 2002 as the effective average rate at January 2, 2002 was 5.9%. Also, debt levels decreased by $14.0 million in 2001 as fewer purchases of the Company's common stock during 2001 made in connection with the Company's stock repurchase program (see "Liquidity and Capital Resources") increased cash available for debt repayment purposes.

Based upon the above changes to revenues and expenses, earnings before income taxes increased to $70.4 million in 2001 from $65.8 million in 2000.

The effective income tax rate for 2001 decreased to 36.0% compared to 36.2% in 2000 due to higher federal employment-related tax credits.

Net earnings increased to $45.0 million in 2001 (6.0% of sales) from $42.0 million in 2000 (6.0% of sales). Diluted weighted-average shares decreased by 4.3% to 31,679,000 in 2001 compared to 33,095,000 in 2000 due to the Company's stock repurchase program (see "Liquidity and Capital Resources"). Accordingly, diluted earnings per share ("DEPS") increased 12% to $1.42 in 2001 from $1.27 in 2000.

As noted in the beginning of this section, the 2000 reporting period consists of 53 weeks. In order to facilitate comparisons with 2001, management estimates that the additional, or 53rd, week in 2000 added approximately $3.3 million to store operating profits, $1.7 million to net earnings and five cents to DEPS.


2000 Compared to 1999

Total restaurant sales increased by $39.9 million, or 6.0%,to $704.6 million in 2000 from $664.7 million in 1999. Incremental sales from restaurants opened in 2000 and 1999 amounted to approximately $32.1 million, or 80% of the sales increase. Also, as noted above, the 2000 reporting period consisted of 53 weeks compared to a 52-week period in 1999. Sales during the additional week in 2000 amounted to approximately $12.4 million. These gains were partially offset by a 0.2% decrease in same-store sales.

During 2000, the Company opened 13 new and relocated four Ryan's restaurants. Another restaurant was closed during 2000 for relocation and reopened in early 2001. Accordingly, at the end of 2000 and 1999, the Company owned and operated 301 and 289 restaurants, respectively.

Total operating expenses increased 6.0% to $593.6 million in 2000 from $560.2 million in 1999. Such costs, as a percentage of sales, were 84.2% for 2000 and 84.3% for 1999. Thus, the Company's operating margins at the restaurant level were 15.8% and 15.7% of sales in 2000 and 1999, respectively.

Food and beverage costs decreased to 37.4% of sales in 2000 from 38.2% in 1999 resulting principally from menu price increases and lower seafood, poultry, vegetable and soybean oil prices, partially offset by higher beef and pork costs. Payroll and benefits increased to 30.1% of sales in 2000 from 29.6% of sales in 1999 due principally to general wage pressures affecting both hourly and store management wages. All other operating costs, including depreciation, increased to 16.7% of sales in 2000 compared to 16.5% of sales in 1999 due to higher natural gas, credit card processing and store closing costs.

General and administrative expenses amounted to 4.9% of sales in 2000 and 5.0% in 1999. Higher professional fees and legal costs were offset by lower performance-based bonuses and media advertising costs. Media advertising amounted to 0.2% of sales in 2000 and 0.3% in 1999.

Interest expense amounted to $13.9 million in 2000 (2.0% of sales) compared to $8.0 million in 1999 (1.2% of sales). The increase resulted from higher debt levels incurred during 2000 in connection with the Company's common stock repurchase program (see "Liquidity and Capital Resources"). Interest expense was also impacted by an increase in the Company's effective average interest rate to 8.2% in 2000 from 5.8% in 1999. In January 2000,the Company closed on two loan transactions that refinanced all existing debt and increased its credit availability (see "Liquidity and Capital Resources"). The Company's effective average interest rate increased in 2000 due to the negotiated rates in the new loan packages as well as from an overall higher interest rate environment.

Based upon the above changes to revenues and expenses, earnings before income taxes decreased to $65.8 million in 2000 from $66.4 million in 1999.

The effective income tax rate for 2000 decreased to 36.2% compared to 37.3% in 1999 due to lower state income taxes.

Net earnings increased to $42.0 million in 2000 (6.0% of sales) from $41.6 million in 1999 (6.3% of sales). Diluted

                             Ryan's Family Steak Houses, Inc. 2001 Annual Report


weighted-average shares decreased by 12.6% to 33,095,000 in 2000 compared to 37,874,000 in 1999 due to the Company's stock repurchase program (see "Liquidity and Capital Resources"). Accordingly, DEPS increased 15% to $1.27 in 2000 from $1.10 in 1999.

As noted in the beginning of this section, the 2000 reporting period consisted of 53 weeks. In order to facilitate comparisons with 1999, management estimates that the additional, or 53rd, week added approximately $3.3 million to store operating profits, $1.7 million to net earnings and five cents to DEPS.


LIQUIDITY AND CAPITAL RESOURCES

The Company's restaurant sales are primarily derived from cash. Inventories are purchased on credit and are rapidly converted to cash. Therefore, the Company does not maintain significant receivables or inventories, and other working capital requirements for operations are not significant.

At January 2, 2002, the Company's working capital amounted to a $24.0 million deficit compared to a $31.6 million deficit at January 3, 2001. The Company does not anticipate any adverse effect from the current working capital deficit due to significant cash flow provided by operations, which amounted to $84.9 million in 2001 and $79.5 million in 2000. Total capital expenditures decreased to $52.0 million in 2001 from $58.4 million in 2001 due principally to a decrease in land acquisitions.

During 2002, the Company plans to build and open 17 to 19 new restaurants, including five or six relocations. Similar to 2001, all new restaurants will open with Ryan's Display Cooking format. This format was introduced in 2000 and involves a glass-enclosed grill and cooking area that extends into the dining room. A variety of meats are grilled daily and available to customers as part of the buffet price. Customers go to the grill and can get hot, cooked-to-order steak, chicken or other grilled items placed directly from the grill onto their plate. Management also intends to remodel approximately 30 to 40 restaurants with the Display Cooking format. Total 2002 capital expenditures are estimated at $65 million. The Company is currently concentrating its efforts on Company-owned Ryan's restaurants and is not actively pursuing any additional franchised locations, either domestically or internationally.

The Company began a stock repurchase program in March 1996 and is currently authorized to repurchase up to 30 million shares of the Company's common stock through December 2002. Repurchases may be made from time to time on the open market or in privately negotiated transactions in accordance with applicable securities regulations, depending on market conditions, share price and other factors. Through January 2, 2002, approximately 25.3 million shares, or 47% of total shares available at the beginning of the repurchase program, had been purchased at an average cost of $9.65 per share, amounting to $244.2 million in total. From January 3, 2002 through March 6, 2002, another 1,200,700 shares were purchased at an average cost of $22.10 per share, amounting to $26.5 million in total. Management intends to actively proceed with the repurchase program through 2002, subject to the continued availability of capital, the limitations imposed by the Company's current credit agreements, applicable securities regulations and the other factors described in "Forward-Looking Information". The Company is prohibited from repurchasing stock after 2002 per the provisions of the credit agreement related to a revolving credit facility (see next paragraph).

Management estimates that cash generated from operations will exceed the Company's 2002 capital expenditure requirements and plans to use this excess cash for stock repurchases. Additional debt may be incurred in order to meet the Company's repurchase objectives. Based on current target debt levels, a maximum repurchase scenario would require approximately $25 million of additional borrowings during 2002. At January 2, 2002, the Company's debt consisted of $75 million of 9.02% senior notes and a $200 million revolving credit facility of which $103 million was outstanding. After allowances for letters of credit and other items, there was approximately $88 million in funds available under the revolving credit facility. The Company's ability to draw on these funds may be limited by restrictions in the agreements governing both the senior notes and the revolving credit facility. However, management believes that, based on current plans, these restrictions will not impair the Company's operations during 2002.

Management believes that its current capital structure is sufficient to meet its 2002 requirements. The Company has entered into interest rate hedging transactions in the

                                    [PHOTO]

[PHOTO]


past, and although no such agreements are currently outstanding, management intends to continue monitoring the interest rate environment and may enter into such transactions in the future if deemed advantageous.


TAX CONTINGENCY

In September 2001 the Company received a proposed assessment from the South Carolina Department of Revenue ("DOR") in connection with the DOR's audits of the Company's state tax returns for the years 1994 through 1999. The Company disagrees strongly with the DOR's findings, intends to vigorously contest the assessment and has in fact filed refund claims for substantially all of the years under audit. The DOR has not yet issued a final determination. Management has engaged legal counsel to represent the Company before the DOR and beyond, if necessary. At this time, it is not possible to estimate the ultimate financial outcome to the Company. In the event of an unfavorable outcome, payment of the assessment, including any interest and penalties, by the Company to the DOR would not affect the Company's ability to meet its obligations or conduct its business.


NEW ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." Under the new rules, goodwill and other intangible assets with indefinite lives are no longer amortized but are reviewed annually for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The Company will apply the new accounting rules beginning January 3, 2002. The Company believes that the adoption of SFAS No. 141 and No. 142 will not have a material impact on its financial statements.

The FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" in June 2001. SFAS No. 143 applies to legal obligations associated with the retirement of certain tangible long-lived assets. This statement is effective for fiscal years beginning after June 15, 2002. Accordingly, the Company will adopt this statement on January 2, 2003. The Company believes the adoption of SFAS 143 will not have a material impact on its financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The Company will adopt this statement on January 3, 2002. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Company believes the adoption of SFAS No. 144 will not have a material impact on its financial statements.


CRITICAL ACCOUNTING POLICIES

Critical accounting policies are defined as those that have significant impact on the Company's financial statements and involve difficult or subjective estimates of future events by management. Management's estimates could differ significantly from actual results, leading to possible significant adjustments to future financial results.

Management believes that the Company's policy regarding asset impairment is the Company's sole critical accounting policy. This policy, which is discussed in
Note 1 to the accompanying financial statements, generally applies to the recoverability of a restaurant's carrying amount. For restaurants that will continue to be operated, the carrying amount is compared to the undiscounted future cash flows, including proceeds from future disposal, of the restaurant. The estimate of future cash flows is based on management's review of historical and current sales and cost trends of both the subject and similar restaurants. The estimate of proceeds from future disposal is based on management's knowledge of current and planned development near the restaurant site and on current market transactions. If the carrying amount is not recoverable, or less than the sum of the undiscounted future cash flows, the carrying value is reduced to the restaurant's current fair value less costs to sell ("Current Market Proceeds"). The estimate of Current Market Proceeds is based on current market transactions for similar restaurants. If the decision has been made to close a restaurant, the carrying value of that restaurant is reduced to its Current Market Proceeds.

                             Ryan's Family Steak Houses, Inc. 2001 Annual Report


  "Of all the initiatives we've implemented, we feel Leadership 2004 will have more impact than anything else. It is a self-discovery training program designed to help our company's leaders increase their effectiveness. The program gives us an opportunity to revolutionize how we think and how we do business. With such wholesale change, every one of our stores will be able to deliver the true
                     Ryan's experience for every customer.


-Al Squire
Director of Training


IMPACT OF INFLATION

The Company's operating costs that may be affected by inflation consist principally of food, payroll and utility costs. A significant number of the Company's restaurant team members are paid at the Federal minimum wage and accordingly, legislated changes to the minimum wage affect the Company's payroll costs. Although no minimum wage increases have been signed into law, legislation proposing to increase the minimum wage by $1.50 to $6.65 per hour has recently been introduced in the U.S. Congress. The Company is typically able to increase menu prices to cover most of the payroll rate increases.

The Company considers its current price structure to be very competitive. This factor, among others, is considered by the Company when passing cost increases on to its customers. Sales prices were increased by approximately 3.9% in 2001 and 4.2% in 2000.


FORWARD-LOOKING INFORMATION

In accordance with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the Company cautions that the statements in this annual report and elsewhere that are forward-looking involve risks and uncertainties that may impact the Company's actual results of operations. All statements other than statements of historical fact that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as deadlines for completing projects, expected financial results and other such matters, are forward-looking statements. The words "estimates", "plans", "anticipates", "expects", "intends", "believes" and similar expressions are intended to identify forward-looking statements. All forward-looking information reflects the Company's best judgment based on current information. However, there can be no assurance that other factors will not affect the accuracy of such information. While it is not possible to identify all factors, the following could cause actual results to differ materially from expectations: general economic conditions; competition; developments affecting the public's perception of buffet-style restaurants;
real estate availability; food and labor supply costs; food and labor availability; weather fluctuations; interest rate fluctuations; stock market conditions; and other risks and factors described from time to time in the Company's reports filed with the Securities and Exchange Commission, including the Company's annual report on Form 10-K for the fiscal year ended January 2, 2002. The ability of the Company to open new restaurants depends upon a number of factors, including its ability to find suitable locations and negotiate acceptable land acquisition and construction contracts, its ability to attract and retain sufficient numbers of restaurant managers and team members, and the availability of reasonably priced capital. The extent of the Company's stock repurchase program during 2002 and future years depends upon the financial performance of the Company's restaurants, the investment required to open new restaurants, share price, the availability of reasonably priced capital, the financial covenants contained in the agreements governing both the senior notes and the revolving credit facility, and the maximum debt and share repurchase levels authorized by the Company's Board of Directors.

                                    [PHOTO]

                                    [PHOTO]


FINANCIAL REVIEW 2001

13       Five - Year Financial Summary

14       Consolidated Statements of Earnings

15       Consolidated Balance Sheets

16       Consolidated Statements of Cash Flows

17-23    Notes to Consolidated Financials Statements

23       Independence Auditor's Report

                                         Ryan's Family Steak House Annual Report


FIVE-YEAR FINANCIAL SUMMARY


(In thousands, except earnings per share)
                                                    ==============================================================================
                                                       2001             2000(a)         1999               1998             1997
---------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF EARNINGS DATA

Restaurant sales                                    $ 745,163          704,624          664,681          637,003          599,169
---------------------------------------------------------------------------------------------------------------------------------
Operating expenses
Food and beverage                                     271,020          263,799          254,052          248,903          237,066
Payroll and benefits                                  226,950          212,108          196,847          186,565          171,390
Depreciation                                           30,238           27,668           26,456           25,317           23,821
Other operating expenses                              101,406           90,051           82,823           79,838           75,384
---------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                              629,614          593,626          560,178          540,623          507,661
---------------------------------------------------------------------------------------------------------------------------------
Operating profit                                      115,549          110,998          104,503           96,380           91,508
---------------------------------------------------------------------------------------------------------------------------------
General and administrative expenses                    37,582           34,855           33,191           29,670           27,301
Interest expense                                       11,687           13,905            7,986            6,802            5,867
Revenues from franchised restaurants                   (1,281)          (1,171)          (1,167)          (1,143)          (1,273)
Other income, net                                      (2,824)          (2,413)          (1,866)          (1,938)          (1,489)
---------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                           70,385           65,822           66,359           62,989           61,102
Income taxes                                           25,339           23,839           24,742           22,669           21,892
---------------------------------------------------------------------------------------------------------------------------------
Net earnings                                        $  45,046           41,983           41,617           40,320           39,210
=================================================================================================================================
Earnings per share
Basic                                               $    1.47             1.28             1.12              .95              .83
Diluted                                                  1.42             1.27             1.10              .94              .82
=================================================================================================================================
Weighted-average shares
Basic                                                  30,587           32,797           37,253           42,227           47,335
Diluted                                                31,679           33,095           37,874           42,881           47,761
=================================================================================================================================
Selected Other Consolidated Data
Working capital deficit                             $ (23,959)         (31,632)         (30,866)        (111,666)         (52,763)
Current ratio                                           0.5/1            0.3/1            0.3/1            0.1/1            0.2/1
Cash provided by operations                         $  84,944           79,509           75,349           73,696           64,939
Property and equipment additions                       51,982           58,369           53,198           43,682           47,456
Total assets                                          583,129          556,061          525,827          509,393          495,554
Long-term debt                                        178,000          192,000          172,375           81,374           93,000
Total current and long-term debt                      178,000          192,000          172,375          165,400          121,300
Purchase of common stock                               22,322           43,758           41,315           80,549           18,151
Shareholders' equity                                  316,754          282,429          283,393          280,372          317,061
Company-owned restaurants open at end of year             313              301              289              280              270
=================================================================================================================================

(a) Indicates a 35-week period

CONSOLIDATED STATEMENTS OF EARNINGS

                                                   ===========================================================
                                                                            Year Ended
                                                   -----------------------------------------------------------
                                                    January 2,              January 3,             December 29,
(In thousands, except earnings per share)             2002                     2001                     1999
--------------------------------------------------------------------------------------------------------------

Restaurant sales                                   $ 745,163                  704,624                  664,681
--------------------------------------------------------------------------------------------------------------
Operating expenses
Food and beverage                                    271,020                  263,799                  254,052
Payroll and benefits                                 226,950                  212,108                  196,847
Depreciation                                          30,238                   27,668                   26,456
Other operating expenses                             101,406                   90,051                   82,823
--------------------------------------------------------------------------------------------------------------
Total operating expenses                             629,614                  593,626                  560,178
--------------------------------------------------------------------------------------------------------------
Operating profit                                     115,549                  110,998                  104,503
--------------------------------------------------------------------------------------------------------------
General and administrative expenses                   37,582                   34,855                   33,191
Interest expense                                      11,687                   13,905                    7,986
Revenues from franchised restaurants                  (1,281)                  (1,171)                  (1,167)
Other income, net                                     (2,824)                  (2,413)                  (1,866)
--------------------------------------------------------------------------------------------------------------
Earnings before income taxes                          70,385                   65,822                   66,359
Income taxes                                          25,339                   23,839                   24,742
--------------------------------------------------------------------------------------------------------------
Net earnings                                       $  45,046                   41,983                   41,617
==============================================================================================================
Earnings per share
Basic                                              $    1.47                     1.28                     1.12
Diluted                                                 1.42                     1.27                     1.10
==============================================================================================================
Weighted-average shares
Basic                                                 30,587                   32,797                   37,253
Diluted                                               31,679                   33,095                   37,874
==============================================================================================================

See accompanying notes to consolidated financial statements.

                             Ryan's Family Steak Houses, Inc. 2001 Annual Report


CONSOLIDATED BALANCE SHEETS

                                                                      ========================
                                                                      January 2,    January 3,
(In thousands)                                                          2002           2001
----------------------------------------------------------------------------------------------
ASSETS
Current assets
Cash and cash equivalents                                             $ 13,323          2,098
Receivables                                                              4,806          3,631
Inventories                                                              5,091          5,085
Deferred income taxes                                                    5,048          4,806
Prepaid expenses                                                           816            820
---------------------------------------------------------------------------------------------
Total current assets                                                    29,084         16,440
---------------------------------------------------------------------------------------------
Property and equipment
Land and improvements                                                  132,074        126,362
Buildings                                                              379,254        358,415
Equipment                                                              207,150        193,013
Construction in progress                                                38,145         37,054
---------------------------------------------------------------------------------------------
                                                                       756,623        714,844
Less accumulated depreciation                                          209,514        182,379
---------------------------------------------------------------------------------------------
Net property and equipment                                             547,109        532,465
---------------------------------------------------------------------------------------------
Other assets                                                             6,936          7,156
---------------------------------------------------------------------------------------------
Total assets                                                          $583,129        556,061
=============================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable                                                        13,472         11,003
Income taxes payable                                                     3,238          3,263
Accrued liabilities                                                     36,333         33,806
---------------------------------------------------------------------------------------------
Total current liabilities                                               53,043         48,072
---------------------------------------------------------------------------------------------
Long-term debt                                                         178,000        192,000
Deferred income taxes                                                   31,419         30,628
Other long-term liabilities                                              3,913          2,932
---------------------------------------------------------------------------------------------
Total liabilities                                                      266,375        273,632
---------------------------------------------------------------------------------------------
Shareholders' equity
Common stock of $1.00 par value; authorized 100,000,000 shares;
issued 30,544,000 in 2001 and 31,192,000 in 2000                        30,544         31,192
Additional paid-in capital                                               5,203             89
Retained earnings                                                      281,007        251,148
---------------------------------------------------------------------------------------------
Total shareholders' equity                                             316,754        282,429
---------------------------------------------------------------------------------------------
Commitments
---------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                            $583,129        556,061
=============================================================================================

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                               ===========================================
                                                                               Year Ended
                                                               --------------------------------------------
                                                                January 2,     January 3,     December 29,
(In thousands)                                                     2002            2001            1999
-----------------------------------------------------------------------------------------------------------
Cash flows from operating activities
Net earnings                                                     $ 45,046          41,983          41,617
Adjustments to reconcile net earnings to net cash
 provided by operating activities:
  Depreciation and amortization                                    31,956          29,403          28,299
  Gain on sale of property and equipment                             (518)           (132)           (197)
  Tax benefit related to stock option programs                      3,195              89             569
  Decrease (increase) in:
     Receivables                                                   (1,175)           (604)           (352)
     Inventories                                                       (6)           (422)           (336)
     Other current assets                                               4            (320)             46
     Other assets                                                     (59)         (1,597)           (704)
  Increase (decrease) in:
     Accounts payable                                               2,469            (888)          5,080
     Income taxes payable                                             (25)            266            (762)
     Accrued liabilities                                            2,527           4,654            (291)
     Deferred income taxes                                            549           5,429           2,084
     Other long-term liabilities                                      981           1,648             296
---------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                          84,944          79,509          75,349
---------------------------------------------------------------------------------------------------------

Cash flows from investing activities
Proceeds from sale of property and equipment                        6,179           5,292           9,179
Capital expenditures                                              (51,982)        (58,369)        (53,198)
---------------------------------------------------------------------------------------------------------
Net cash used in investing activities                             (45,803)        (53,077)        (44,019)
---------------------------------------------------------------------------------------------------------
Cash flows from financing activities
Net proceeds from (repayment of) notes payable                         --         (91,000)         18,600
Repayment of long-term debt                                            --         (81,375)        (11,625)
Proceeds from issuance of senior notes                                 --          75,000              --
Net proceeds from (repayment of) revolving credit facility        (14,000)        117,000              --
Debt issuance costs                                                    --          (1,565)             --
Proceeds from stock options exercised                               8,406             722           2,150
Purchase of common stock                                          (22,322)        (43,758)        (41,315)
---------------------------------------------------------------------------------------------------------
Net cash used in financing activities                             (27,916)        (24,976)        (32,190)
---------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents               11,225           1,456            (860)
Cash and cash equivalents--beginning of period                      2,098             642           1,502
---------------------------------------------------------------------------------------------------------
Cash and cash equivalents--end of period                          $ 13,323           2,098            642
=========================================================================================================
Supplemental disclosure
Cash paid during the year for:
  Interest, net of amount capitalized                            $ 11,783          11,125           8,647
  Income taxes                                                     21,786          18,681          22,851
============================================================================================================

See accompanying notes to consolidated financial statements.

RYAN'S FAMILY STEAK HOUSES,  INC.  2001 ANNUAL REPORT


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1.  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Ryan's Family Steak Houses, Inc. operates a chain of 313 Company-owned and 23 franchised (as of January 2, 2002) restaurants located principally in the southern and midwestern United States. The Company was organized in 1977, opened its first restaurant in 1978 and completed its initial public offering in 1982.

CONSOLIDATION The consolidated financial statements include the financial statements of Ryan's Family Steak Houses, Inc. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

FISCAL YEAR The Company's fiscal year ends on the Wednesday nearest December 31, resulting in years of either 52 or 53 weeks. The year ended January 2, 2002 comprises 52 weeks, and the years ended January 3, 2001 and December 29, 1999 comprise 53 and 52 weeks, respectively.

CASH AND CASH EQUIVALENTS Cash and cash equivalents include cash and short-term investments with initial maturities of three months or less that are stated at cost which approximates market value.

INVENTORIES Inventories consist of menu ingredients and restaurant supplies and are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

PROPERTY AND EQUIPMENT Property and equipment are stated at cost. Depreciation is calculated principally on the straight-line method over the following estimated useful lives: buildings and land improvements -- 25 to 39 years and equipment -- 3 to 10 years. Buildings and land improvements on leased property are amortized straight-line over the shorter of the expected lease term or estimated useful life of the asset.

The Company's long-lived assets, which consist principally of restaurant properties, and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If an asset is considered to be impaired, an impairment loss is recognized equal to the amount by which the carrying amount of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

OTHER ASSETS Other assets consist principally of the cash surrender values of officer life insurance policies, unamortized debt issuance costs, a long-term prepayment of land rent and other long-term receivables.

DERIVATIVE FINANCIAL INSTRUMENTS The Company uses derivative financial instruments to reduce its exposure to interest rate fluctuations. The Company does not enter into financial instrument agreements for trading or speculative purposes. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Certain Hedging Activities" and SFAS No. 138, "Accounting for Derivative Instruments and Certain Hedging Activities, an Amendment of SFAS No. 133", all derivative instruments, including derivative instruments embedded in other contracts, are carried as either assets or liabilities on the Company's balance sheet at fair value. Changes in fair value are recognized either in earnings or equity, depending on the nature of the underlying exposure being hedged and how effective the derivatives are at off-setting price or rate movements in the underlying exposure. There were no derivative financial instrument agreements outstanding as of January 2, 2002 and January 3, 2001.

FRANCHISE REVENUES The Company grants franchises to operators who in turn pay initial fees and royalties for each restaurant. The initial franchise fee is recorded as income when each restaurant commences operations. Franchise royalties, which are based on a percentage of monthly sales, are recognized as income on the accrual basis. In the event that a franchisee experiences payment difficulties or, in management's opinion, may be susceptible to such difficulties, franchise royalties may be recognized as income on the cash basis.

INCOME TAXES Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

STOCK OPTIONS As allowed by SFAS No. 123, "Accounting for Stock-Based Compensation", the Company accounts for its stock option plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25,"Accounting for Stock Issued to Employees", and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. The additional pro forma disclosure required by SFAS No. 123 can be found in Note 9.

EARNINGS PER SHARE Basic earnings per share ("EPS") excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS includes common stock equivalents which arise from the hypothetical exercise of outstanding stock options using the treasury stock method.

USE OF ESTIMATES The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS Certain prior year amounts in the accompanying consolidated financial statements have been reclassified to conform to the 2001 presentation.

NOTE 2.  INCOME TAXES

Income tax expense for the years ended January 2, 2002, January 3, 2001, and December 29, 1999 consists of:

(In thousands)               2001            2000            1999
-------------------------------------------------------------------
Current
U.S. Federal              $  22,452          16,901          20,568
State and local               2,338           1,509           2,090
-------------------------------------------------------------------
Total current                24,790          18,410          22,658
-------------------------------------------------------------------
Deferred
U.S. Federal                    496           5,004           1,420
State and local                  53             425             664
-------------------------------------------------------------------
Total deferred                  549           5,429           2,084
-------------------------------------------------------------------
Total income taxes        $  25,339          23,839          24,742
===================================================================

Income taxes differ from the amounts computed by applying the U.S. Federal statutory corporate rate of 35 percent to earnings before income taxes as follows:

(In thousands)                                                    2001                2000              1999
-------------------------------------------------------------------------------------------------------------
Tax at Federal statutory rate                                  $   24,635            23,038            23,226
Increase (decrease) in taxes due to:
  State income taxes, net of Federal income tax benefit             1,554             1,257             1,790
  Other                                                              (850)             (456)             (274)
-------------------------------------------------------------------------------------------------------------
Total income taxes                                             $   25,339            23,839            24,742
=============================================================================================================

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at January 2, 2002 and January 3, 2001 are presented in the following table:

(In thousands)                                  2001               2000
------------------------------------------------------------------------
Deferred tax assets
Self-insurance reserves                     $    4,400             4,161
Deferred compensation                            1,770             1,259
Other                                              647               643
------------------------------------------------------------------------
Total gross deferred tax assets                  6,817             6,063
------------------------------------------------------------------------
Less valuation allowance                            --                --
------------------------------------------------------------------------
Net deferred tax assets                          6,817             6,063
------------------------------------------------------------------------
Deferred tax liabilities
Building and equipment                         (33,188)          (31,765)
Other                                               --              (120)
------------------------------------------------------------------------
Total gross deferred tax liabilities           (33,188)          (31,885)
------------------------------------------------------------------------
Net deferred taxes                          $  (26,371)          (25,822)
========================================================================

The Company did not establish a valuation allowance for deferred tax assets as of January 2, 2002 or January 3, 2001. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment and, accordingly, believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the benefits of these deductible differences at January 2, 2002.

RYAN'S FAMILY STEAK HOUSES,  INC.  2001 ANNUAL REPORT


NOTE 3.  LONG-TERM DEBT

Long-term debt at January 2, 2002 and January 3,2001 consists of the following:

(In thousands)                                                                                           2001              2000
--------------------------------------------------------------------------------------------------------------------------------
Revolving credit facility with banks due January 2005,with weighted average interest of 3.60%
  at January 2, 2002; secured by the common stock of the Company's wholly-owned subsidiaries         $  103,000          117,000

Senior notes payable bearing interest at 9.02%; payable in annual installments of $18,750,000 commencing January 2005, final installment due January 2008; secured by the common stock
  of the Company's wholly-owned subsidiaries                                                             75,000           75,000
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                        178,000          192,000
Less current installments                                                                                    --               --
--------------------------------------------------------------------------------------------------------------------------------
Total long-term debt                                                                                 $  178,000          192,000
================================================================================================================================

On January 28, 2000, the Company closed on two loan transactions that refinanced all outstanding debt balances and added to the Company's credit availability. The first transaction involved a $200 million revolving credit facility due in 2005, bearing interest at various floating interest rates plus a variable spread that ranges from 0.875% to 1.625%. Interest is paid at least quarterly and is generally based on the London Interbank Offered Rate. Unused fees ranging from 0.225% to 0.375% of the average unused portion of the facility are also paid quarterly. The variable spread and the unused fee rate were 1.375% and 0.325%, respectively, at January 2, 2002. Both percentages are based on the ratio of funded debt to EBITDA and are subject to adjustment quarterly. The second transaction involved the private placement of $75 million of senior notes due in 2008 with principal payments commencing in 2005. Interest accrues at a fixed rate of 9.02% and is paid semiannually. Both loans are secured by the stock of the Company's wholly-owned subsidiaries.

The revolving credit facility also includes a $20 million subfacility for letters of credit of which approximately $8.4 million was outstanding at January 2, 2002. The Company uses letters of credit principally for self-insurance purposes.

The loan agreements contain minimum net worth requirements and maximum leverage ratios as well as restrictions on future stock repurchase, dividends, capital expenditures, investments and sales of assets. As of January 2,2002, the Company exceeded the most restrictive minimum net worth requirement in the agreements by $55.6 million.

The aggregate amount of installments due on long-term debt for each of the five years subsequent to January 2, 2002 are as follows: $0 in 2002; $0 in 2003; $0 in 2004; $121.8 million in 2005; and $18.8 million in 2006.

The fair value of all long-term debt, except for the 9.02% senior notes, approximates its carrying amount as of January 2, 2002 and January 3, 2001 due to the variable interest rate provisions of the debt instruments. Based on the borrowing rates available to the Company for notes with similar terms and average maturities, the fair value of the 9.02% senior notes was approximately $79,700,000 at January 2, 2002.


NOTE 4.  INTEREST COST

The Company capitalizes interest cost as a component of the cost of new restaurant construction. A summary of interest cost incurred follows:

(In thousands)                            2001             2000            1999
--------------------------------------------------------------------------------
Interest cost capitalized              $   2,813           2,972           2,055
Interest cost charged to income           11,687          13,905           7,986
--------------------------------------------------------------------------------
Total interest cost incurred           $  14,500          16,877          10,041
================================================================================


NOTE 5.  LEASES

The Company leases 16 restaurant sites under noncancelable operating leases with initial terms that expire over the next 1 to 10 years. The Company is also a party to one noncancelable operating lease for a restaurant building and its underlying land for an initial 20-year term. These leases contain renewal options for periods ranging from 3 to 30 years and require the Company to pay all executory costs such as property taxes, utilities and insurance. Rental payments are based on contractual amounts as set forth in the lease agreements and do not include any contingent rentals. The Company also leases dishwashing equipment at certain restaurants under agreements with five-year terms that are cancelable by the Company after the first 12 months. Total rental expense for operating leases amounted to $2,133,000 in 2001, $1,629,000 in 2000, and $1,277,000 in 1999. Future lease payments under the noncancelable operating leases as of January 2, 2002, are:

(In thousands)
----------------------------------------------------
Year End
2002                                       $   1,176
2003                                           1,001
2004                                             938
2005                                             921
2006                                             917
Later years, through 2011                      4,722
----------------------------------------------------
Future lease payments                      $   9,675
====================================================


NOTE 6.  ACCRUED LIABILITIES
Accrued Liabilities Consist of the Following:

(In thousands)                               2001            2000
------------------------------------------------------------------
Self-insurance accruals                  $  11,399          11,050
Accrued compensation                         8,699           6,641
Accrued taxes (other than income)            7,817           7,793
Accrued interest                             3,070           3,166
Outstanding gift certificates                2,363           2,052
Deferred product allowances                    587           1,037
Other accrued expenses                       2,398           2,067
------------------------------------------------------------------
Total accrued liabilities                $  36,333          33,806
==================================================================


NOTE 7.  SHAREHOLDERS'EQUITY

The components of shareholders' equity are as follows:

                                                               $1 Par Value       Additional         Retained
(In thousands)                                                 Common Stock     Paid-In Capital      Earnings
-------------------------------------------------------------------------------------------------------------
Balances at December 30, 1998                                  $   39,158            1,274            239,940
-------------------------------------------------------------------------------------------------------------
Net earnings                                                           --               --             41,617
Issuance of common stock under Stock Option Plans                     308            1,842                 --
Tax benefit from exercise of nonqualified stock options                --              569                 --
Purchases of common stock                                          (3,611)          (2,982)           (34,722)
-------------------------------------------------------------------------------------------------------------
Balances at December 29, 1999                                      35,855              703            246,835
-------------------------------------------------------------------------------------------------------------
Net earnings                                                           --               --             41,983
Issuance of common stock under Stock Option Plans                     112              610                 --
Tax benefit from exercise of nonqualified stock options                --               89                 --
Purchases of common stock                                          (4,775)          (1,313)           (37,670)
-------------------------------------------------------------------------------------------------------------
Balances at January 3, 2001                                        31,192               89            251,148
-------------------------------------------------------------------------------------------------------------
Net earnings                                                           --               --             45,046
Issuance of common stock under Stock Option Plans                   1,106            7,300                 --
Tax benefit from exercise of nonqualified stock options                --            3,195                 --
Purchases of common stock                                          (1,754)          (5,381)           (15,187)
-------------------------------------------------------------------------------------------------------------
Balances at January 2, 2002                                    $   30,544            5,203            281,007
=============================================================================================================

On January 26, 1995, the Board of Directors adopted a Shareholder Rights Agreement (the "Agreement") and declared a dividend of one Common Stock Purchase Right (a "Right") for each outstanding share of common stock to shareholders of record on February 10, 1995. Such Rights only become exercisable ten business days after (i) a public announcement that a person or group, except for certain exempt persons specified in the Agreement, (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the Company's common stock; or (ii) a person or group commences or publicly announces its intention to commence a tender or exchange offer for an amount of the Company's common stock that would result in the ownership by such person or group of 15% or more of the common stock.

Each Right may initially be exercised to acquire a one-half share of the Company's common stock at an exercise price of $25, subject to adjustment. Thereafter, upon the occurrence of certain events specified in the Agreement (for example, if the Company is the surviving corporation of a merger with an Acquiring Person), the Rights entitle holders other than the Acquiring Person to acquire upon exercise common stock having a market value of twice the exercise price of the Rights. Alternatively, upon the occurrence of certain other events specified in the Agreement (for example, if the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation), the Rights would entitle holders other than the Acquiring Person to acquire upon exercise common stock of the acquiring company having a market value of twice the exercise price of the Rights.

The Rights may be redeemed by the Company at a redemption price of $.001 per Right at any time prior to the tenth business day following public announcement that a 15% position has been acquired and before the final expiration date of the Rights. After the redemption period has expired, the Company's right of redemption may be reinstalled under certain circumstances outlined in the Agreement. The Rights will expire on February 10, 2005.

RYAN'S FAMILY STEAK HOUSES,  INC.  2001 ANNUAL REPORT


The Company's Board of Directors has authorized the repurchase of up to 30 million shares of the Company's common stock through December 2002. At January 2, 2002, approximately 25.3 million shares had been purchased at an aggregate cost of $244.2 million since the beginning of the program in March 1996. Future repurchase transactions will be made from time to time on the open market or in privately negotiated transactions in accordance with applicable securities regulations, depending on market conditions, share price and other factors.


NOTE 8.  TEAM MEMBER RETIREMENT PLANS

The Company maintains a defined contribution retirement plan, which covers all team members who have at least one year of service and have attained 21 years of age. Participating team members may contribute from 1% to 15% of their compensation to the plan with the first 6% of compensation matched by the Company at a 40% rate. The Company's match for participants with 20 or more years of service increases to 100%. All plan assets are invested in a nationally recognized family of mutual funds. Retirement plan expense, including administrative costs, amounted to $1,475,000 in 2001, $1,320,000 in 2000, and $1,103,000 in 1999.

In 1999 the Company implemented a nonqualified deferred compensation plan that provides benefits payable to officers and certain key executives or their designated beneficiaries at specified future dates or upon the termination of employment or death. Participants in the plan have the opportunity to (i) defer up to $150,000 of their compensation in excess of the Social Security wage base and (ii) receive a matching contribution comparable to the Company's defined contribution retirement plan without the restrictions and limitations in the Internal Revenue Code. Participant deferrals and the Company's match are deposited each month in Company-owned insurance contracts that give each participant the opportunity to indicate a preference among various investment options. The return on these underlying investments determines the amount of earnings credit. The Company has the right to amend or terminate the plan. The amount of expense related to the deferred compensation plan amounted to $209,000 in 2001, $381,000 in 2000 and $93,000 in 1999. Outstanding balances under the deferred compensation plan amounted to $2,098,000 at January 2, 2002 and $1,694,000 at January 3, 2001 and are classified as other long-term liabilities in the accompanying balance sheets.


NOTE 9.  STOCK OPTION PLAN

In 1998, the Company's shareholders approved a stock option plan ("Plan") pursuant to which the Company's Board of Directors may grant options to officers and team members. The Plan authorized grants of options to purchase up to 3,000,000 shares of authorized but unissued common stock. Under the terms of the Plan, which expires in 2007, a committee of non-employee directors has the authority to determine the eligibility, tax treatment, term, vesting schedule and exercise price. However, the Plan states that the exercise price of the option cannot be less than the fair market value, based on the closing market price, of the Company's common stock on the day of the grant. Historically, the Company has always granted options at fair market value on the day of grant, used various vesting schedules, and set expiration dates generally ten years from the date of grant. At January 2, 2002, there were 408,000 shares available for grant under the Plan. There were also outstanding options granted under predecessor stock option plans.

A summary of the status of the Company's current and predecessor stock option plans as of January 2, 2002, January 3, 2001 and December 29, 1999 and changes during the years ended on those dates is presented below:

                                                     2001                            2000                         1999
                                          -----------------------------------------------------------------------------------------
                                                      Weighted-Average                Weighted-Average             Weighted-Average
(Shares in thousands)                      Shares      Exercise Price        Shares    Exercise Price      Shares    Exercise Price
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year           3,709         $   8.67             3,438      $   8.88          3,198       $   8.37
Granted                                      844            17.51               792          7.66            783          10.24
Exercised                                 (1,201)            8.42              (119)         6.16           (307)          6.96
Forfeited                                   (200)            9.11              (402)         9.13           (236)          8.99
                                          -------                             ------                       ------
Outstanding at end of year                 3,152            11.12             3,709          8.67          3,438           8.88
===================================================================================================================================
Exercisable at year-end                    1,806                              2,488                        2,089
===================================================================================================================================

The following table summarizes information about stock options outstanding at January 2, 2002:

(Shares in thousands)       OPTIONS OUTSTANDING                                           OPTIONS EXERCISABLE
                                                   Weighted-Average
                                        -------------------------------------
   Range of       Number Outstanding       Remaining                               Number Exercisable    Weighted-Average
 Exercise Prices     at 1/2/02          Contractual Life       Exercise Price         at 1/2/02          Exercise Price
-------------------------------------------------------------------------------------------------------------------------
  $ 6 to $8            1,289                 6.6 years           $  7.46                 857                $ 7.39
  $ 8 to $10             100                 6.6                    8.64                 100                  8.64
  $ 10 to $12            927                 6.8                   10.58                 647                 10.64
  $ 12 to $18            836                 9.7                   17.66                 202                 17.30
=========================================================================================================================
  $ 6 to $18           3,152                 7.5                 $ 11.12               1,806               $  9.73
=========================================================================================================================

The per share weighted-average fair values of stock options issued during 2001, 2000 and 1999 were $5.82, $2.84, and $3.80,respectively. The fair value of each option grant was estimated using the Black-Scholes option-pricing model based on the following weighted-average assumptions:

                                  2001          2000          1999
------------------------------------------------------------------
Risk-free interest rate           4.0%           5.8           6.2
Expected life (years)             5.2            5.1           5.1
Expected volatility               .29            .29           .28
Expected dividend yield             0%             0             0
==================================================================

The Company applies APB Opinion No. 25 in accounting for the Plan and, accordingly, no compensation cost has been recognized for stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated in the following table:

(In thousands, except earnings per share)                 2001               2000               1999
-----------------------------------------------------------------------------------------------------
Net earnings
As reported                                           $  45,046             41,983             41,617
Pro forma                                                43,255             40,846             40,369
Earnings per share
  Basic:
   As reported                                        $    1.47               1.28               1.12
   Pro forma                                               1.41               1.25               1.08
  Diluted:
   As reported                                             1.42               1.27               1.10
   Pro forma                                               1.37               1.23               1.07
=====================================================================================================


NOTE 10. EARNINGS PER SHARE

Basic and diluted earnings per share ("EPS") are calculated as follows:

(In thousands, except earnings per share)                               2001           2000          1999
----------------------------------------------------------------------------------------------------------
Net earnings                                                a        $  45,046        41,983        41,617
----------------------------------------------------------------------------------------------------------
Weighted-average common shares                              b           30,587        32,797        37,253
Stock options                                                            1,092           298           621
----------------------------------------------------------------------------------------------------------
Adjusted weighted-average common shares                     c           31,679        33,095        37,874
----------------------------------------------------------------------------------------------------------
Basic EPS                                                 a/b        $    1.47          1.28          1.12
Diluted EPS                                               a/c             1.42          1.27          1.10
==========================================================================================================


NOTE 11. QUARTERLY CONSOLIDATED FINANCIAL DATA (UNAUDITED)

Quarterly consolidated financial results for 2001 and 2000 are summarized as follows:

                                                                           Quarter
                                                -------------------------------------------------------------
(In thousands, except earnings per share)          First             Second          Third            Fourth         Total Year
-------------------------------------------------------------------------------------------------------------------------------
2001(a)
Restaurant sales                                $  183,896          192,606          188,839          179,822          745,163
Operating profit (b)                                27,959           31,208           30,512           25,870          115,549
Net earnings                                        10,781           12,834           12,005            9,426           45,046
Earnings per share:
  Basic                                         $     0.35             0.42             0.39             0.31             1.47
  Diluted                                             0.34             0.41             0.38             0.30             1.42
===============================================================================================================================

RYAN'S FAMILY STEAK HOUSES,  INC.  2001 ANNUAL REPORT


                                                                           Quarter
                                                -------------------------------------------------------------
(In thousands, except earnings per share)          First             Second          Third            Fourth         Total Year
-------------------------------------------------------------------------------------------------------------------------------
2000(a)
Restaurant sales                                $  168,272           180,960        177,797           177,595           704,624
Operating profit (b)                                26,198            30,772         27,116            26,912           110,998
Net earnings                                        10,098            11,937          9,877            10,071            41,983
Earnings per share:
  Basic                                         $     0.29              0.37           0.31              0.32              1.28
  Diluted                                             0.29              0.36           0.31              0.32              1.27
===============================================================================================================================

(a) Fiscal 2001 consisted of 52 weeks, while fiscal 2000 was a 53-week period.
(b) Restaurant sales less operating expenses. Operating expenses are comprised of costs and expenses associated directly with or allocated to products sold at the Company's restaurants.


NOTE 12. DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's significant financial instruments are cash and cash equivalents, receivables, notes payable, accounts payable, accrued liabilities and long-term debt. Except for long-term debt, the fair values of these financial instruments approximate their carrying values due to their short maturities. The fair value of the long-term debt is discussed in Note 3.


NOTE 13. TAX CONTINGENCY

In September 2001 the Company received a proposed assessment from the South Carolina Department of Revenue ("DOR") in connection with the DOR's audits of the Company's state tax returns for the years 1994 through 1999. The Company disagrees strongly with the DOR's findings, intends to vigorously contest the assessment and has in fact filed refund claims for substantially all of the years under audit. The DOR has not yet issued a final determination. Management has engaged legal counsel to represent the Company before the DOR and beyond, if necessary. At this time, it is not possible to estimate the ultimate financial outcome to the Company. In the event of an unfavorable outcome, payment of the assessment, including any interest and penalties, by the Company to the DOR would not affect the Company's ability to meet its obligations or conduct its business.



                          Independent Auditor's Report


The Board of Directors and Shareholders
Ryan's Family Steak Houses, Inc.:

We have audited the accompanying consolidated balance sheets of Ryan's Family Steak Houses, Inc. and subsidiaries as of January 2, 2002 and January 3, 2001 and the related consolidated statements of earnings and cash flows for each of the years in the three-year period ended January 2, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ryan's Family Steak Houses, Inc. and subsidiaries at January 2, 2002 and January 3, 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended January 2, 2002, in conformity with accounting principles generally accepted in the United States of America.



Greenville, South Carolina                               KPMG LLP
January 30, 2002

DEPARTMENTS


[ PHOTO ]

[ PHOTO ]

[ PHOTO ]

[ PHOTO ]

[ PHOTO ]

(top to bottom) Administration and
Finance, Real Estate and Construction,
Human Resources, Operations, and
Purchasing and Marketing


DIRECTORS


Charles D. Way
Chairman, President and
Chief Executive Officer

G. Edwin McCranie
Executive Vice President

James D. Cockman
Investor

Harold K. Roberts, Jr.
President and
Chief Executive Officer
Statewide Title, Inc.

Barry L. Edwards
Executive Vice President
and Chief Financial Officer
F.Y.I., Incorporated

Brian S. MacKenzie
Chief Operating Officer
Samling Strategic Corporation
SDN BHD
Chief Executive Officer
Paper Space, Inc.


OFFICERS


Charles D. Way
Chairman, President and
Chief Executive Officer

G. Edwin McCranie
Executive Vice President

Fred T. Grant, Jr.
Senior Vice President-Finance
and Chief Financial Officer

Alan Shaw
Senior Vice President-
Operations

Janet J. Gleitz
Corporate Secretary

Morgan A. Graham
Vice President-Construction

James R. Hart
Vice President-Human
Resources

Ilene T. Turbow
Vice President-Marketing

William R. Dalton
Regional Vice President

Richard B. Erwin
Regional Vice President

Michael Rick Kirk
Regional Vice President

William J. O'Brien
Regional Vice President

[ PHOTO ]

CORPORATE INFORMATION


Corporate Office

Ryan's Family Steak Houses, Inc.
405 Lancaster Avenue (29650)
Post Office Box 100
Greer, South Carolina 29652
(864) 879-1000


General Counsel

Wyche, Burgess, Freeman &Parham, P.A.
Greenville, South Carolina


Transfer Agent

EquiServe, Inc.
P.O. Box 43012
Providence, Rhode Island 02940-3012
(800) 633-4236
www.equiserve.com


Independent Auditors

KPMG LLP
Greenville, South Carolina


Form 10-K

A copy of the Company's annual report on Form 10-K for fiscal 2001, as filed with the Securities and Exchange Commission, may be obtained without charge by writing to the Corporate Secretary at the Company's corporate office.


Annual Meeting

The annual meeting will be held at the Greenville/Spartanburg Airport Marriott, Greenville, South Carolina, on Wednesday, May 1, 2002 at 11:00 a.m. All shareholders are cordially invited to attend.


Common Stock Data

The Company's common stock trades on The Nasdaq Stock Market(R) under the symbol RYAN. The Company has never paid cash dividends on its common stock and does not expect to pay such dividends in the foreseeable future.


Quarterly Financial Information
and Other News Releases

In order to provide Ryan's shareholders and prospective investors with timely and accurate information, quarterly financial information and other news releases can be obtained on the internet at www.ryansinc.com.


Market Price of Common Stock


                 2001
---------------------------------------
Quarter          High             Low
---------------------------------------
First           $11.06            8.81
Second           13.70           10.44
Third            17.90           12.35
Fourth           23.22           16.49

                 2000
---------------------------------------
Quarter          High             Low
---------------------------------------
First           $ 9.94            8.19
Second           10.38            8.19
Third            10.06            7.28
Fourth           10.00            7.38

The closing price quotation of the Company's common stock on March 6, 2002 was $23.82 per share.


OUR MISSION STATEMENT

To be an innovative, profitable, growth company, committed to customer satisfaction by always providing high quality food at affordable prices with friendly service in clean and pleasant surroundings. We Strive >To put people first -- customers and team members. >To attract and maintain a strong team of individuals recognized as standouts in each area of focus. >To promote safety, responsibility and a high level of ethics in our workplace.> To be environmentally aware and work to preserve our natural resources. >To utilize materials and services that provide the best cost/value ratio without sacrificing quality. >To enhance long-term shareholder wealth.

                               [ RYAN'S(R) LOGO ]
405 Lancaster Avenue (29650), Post Office Box 100, Greer, South Carolina  29652
                                 (864) 879-1000